Revenues +9.9% in 2025, +17.4% in 4Q25 EBITDA +18.8% in 2025, +29.1% in 4Q25 Digital Revenues +63% in 2025, +84% in 4Q25 13 March 2026 | FY25 & 4Q25 Results Presentation VEON Delivers Record Digital Growth

2 DISCLAIMER Notice To Readers Certain of VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. This document includes a newly introduced non-IFRS measure, Telecom and infra EBITDA, alongside the non-IFRS measure Digital EBITDA in order to provide a better understanding of VEON’s margin profile as its revenue evolves. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. The financial results presented herein for Ukraine include results for Kyivstar Group Ltd., which was listed on Nasdaq in August 2025, as well as Ukraine Tower Company LLC (“UTC”), which is our Ukrainian network infrastructure business. UTC is not owned by Kyivstar Group Ltd. Therefore, readers are advised that the financial results presented herein for Ukraine do not match those prepared for and published by Kyivstar Group Ltd. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include, but are not limited to, statements relating to VEON’s plans to implement its strategic priorities, including its 2026 outlook; VEON's ability to achieve anticipated performance results and generate sufficient cash flows to service its obligations; VEON’s intended expansion of its digital experience, including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition; and VEON’s capital allocation policy and target for distributing value to shareholders. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2024 Form 20-F filed with the SEC on April 25, 2025 and other public filings made by VEON with the SEC. You are cautioned not to place undue reliance on these forward- looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law.

STRATEGIC MOMENTUM & DIGITAL SCALE DEFINE A STRONG FY25

VEON

	FY25	4Q25	
Delivering Strong Growth	9.9%	17.4%	Delivered 14% LCY revenue growth in 2025, ahead of inflation at 8.4%
	Rev. growth, USD		Scaled USD 2bn+ in EBITDA; 45.7% EBITDA margin (+3.5 p.p. YoY)
	18.8%	29.1%	Sustaining momentum into 2026, as reflected in our guidance
	EBITDA growth, USD		
Accelerating Digital Services Expansion	62.5%	84.1%	Accelerated integration of AI powered features in digital applications
	Digital Rev. growth, USD		Expanded our digital ecosystem via organic growth and targeted M&A
	17.3%		Commenced disclosure of digital segment EBITDA margin: 27.3% for 2025
	Digital as % to Rev.		
Progressing Asset-Light Strategy	USD 624 mn		Monetized towers in Pakistan, progress underway in other markets
	Equity FCF [1]		Pioneered Direct to Cell satellite connectivity across VEON markets
			Deleveraged to 1.09x net debt (excl. leases) to EBITDAaL from 1.34x in Dec-24
Returning Value to Shareholders	Min. USD 100 mn		Unlocked value with Kyivstar's NASDAQ listing and expanded its free float
	Annual Buyback plan		Enhanced liquidity and flexibility, proactively managing debt maturities
			Executed share and bond buybacks, announcing longer term buyback policy

1. After lease and licenses.

3

4 Revenue 4,399 +9.9% 1,171 +17.4% Telco/Infra Revenue 3,640 +2.9% 936 +7.6% Digital Revenue 759 +62.5% 235 +84.1% EBITDA 2,009 +18.8% 527 +29.1% ROBUST FINANCIALS: DOUBLE-DIGIT GROWTH, DIGITAL ACCELERATION Net Debt excl. Leases 1,751 1.09x Net debt excl. leases / EBITDAaL Equity FCF2 624 Sustained FCF momentum $557 at HQ Capex 930 Capex intensity 21.2% (16.6% excl. Ukraine) Earnings Per ADS1 $7.42 +29.4% FY25 4Q25 All figures expressed in USD million, unless specified otherwise 1.Includes the impact of a one-time provision of USD 170 million recorded with 4Q25 results to reflect an agreement with the Dhabi Group. 2. After lease and licenses. 3. USD 342 million relating to banking operations in Pakistan which is excluded for calculation of net debt.. Group Cash3 1,734

5 OUTPACING INFLATION, CAPTURING HIGHER WALLET SHARE Revenue Growth 1 1. Year-on-year (1.5%) 8.3% 9.9% 2023 2024 2025 EBITDA Growth 1 (7.8%) 4.9% 18.8% Inflation 18.5% 9.7% 8.4% Fair value pricing and digital growth Disciplined cost management Stable inflation across VEON markets USD LCY 16.0% 12.8% 14.2% 9.8% 10.0% 24.2%

6 220 282 317 425 59 111 80 23 68 62 64 5 8 1 4 5.9% 7.6% 11.7% 17.3% 2022 2023 2024 2025 DIGITAL REVENUES CONTINUE TO SCALE RAPIDLY % of total revenues Digital revenues USD, mn Our sustainable competitive advantages Optimal Cost of Distribution Low Customer Acquisition Costs 759 +19.3% +28.0% +65.7% +62.5%Revenue Growth, YoY 467 EBITDA, USD mn EBITDA margin 207 27.3% SuperApps & Others Healthcare Enterprise Premium Digital Brands Ride Hailing Entertainment Financial Services

7 3.0 3.2 3.5 0.91 0.90 0.91 2023 2024 2025 Multiplay ARPU Voice-only ARPU 3.6x 3.7x3.8x 3 3 MULTIPLAY DRIVING REVENUE GROWTH Steady growth in 4G adoption… …fuels multiplay penetration and revenue expansion… … driving higher ARPU and improved monetization 94 99 104 60% 65% 69% 2023 2024 2025 4G users 4G penetration 1,140 1,450 1,777 769 703 758 2023 2024 2025 Multiplay rev. Doubleplay 4G rev. 4G users+4.9% YoY % 4G penetration+4.1 pp Multiplay revenues (USD)+22.5% Multiplay users +11.6% 3.3x 3.6x 3.8x 1. 3 Months active customers, mn; 2. USD, mn; 3. USD 1 2 2

8 Digital rev. as % of total (%) 30.2 28.7 15.6 10.7 15.0 13.3 8.6 5.4 12.9 11.4 Capex to sales (%) 16.9 12.8 43.3 33.9 35.0 24.6 16.2 8.3 38.7 26.1 4Q FY 4Q FY 4Q FY 4Q FY 4Q FY Total revenue 24.5% 18.6% 29.8% 30.2% 16.8% 6.5% 1.7% (6.5%) 11.8% 11.9% EBITDA 50.6% 23.2% 23.3% 29.5% 11.1% 3.2% 51.4% 32.5% 12.8% 14.1% Digital revenue 43.7% 38.8% 6.4x 4.9x 43.6% 30.5% 42x 7.8x 1.6x 2.0x LCY growth, YoY STRONG PERFORMANCE ACROSS ALL MARKETS Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan

9 9.1 37.6 4Q24 4Q25 81.0 100.0 FY24 FY25 FINANCIAL SERVICES: PAKISTAN LEADING THE WAY Pakistan’s leading digital financial services platform Revenues 1 (USD mn) Pakistan’s largest digital bank 75.0 102.7 4Q24 4Q25 21.5mn +9.1% MAU 511,000+ +45.9% Active merchants USD 53bn +54.0% Gross Transaction Value (2025) 185K+ +38% Daily average loans issued in 4Q25 111,400+ +54.9% MAU Dost app USD 264mn +32.1% Gross Loan Portfolio +39.8% Average loan size in 2025 USD 1,600+ EBITDA and EBITDA margin 1 (USD mn) 30.9% 28.1%Margin 1. JazzCash and MMBL +28.8% Average loan size in 2025 USD 18 262.0 355.5 FY24 FY25 12.1% 36.6% Loans issued digitally 29%

10 DIVERSE DIGITAL ECOSYSTEM WITH MULTIPLE GROWTH ENGINES Digital Customers Digital-Only Total Customers Digital Revenue % in Total Rev. Transaction Value Financial Services Ride Hailing Premium Digital Brands Healthcare SuperApps Entertainment Enterprise 43.1 48.7 3.8 $64mn revenue 4.2 3.9 46.7 +16.2% +19.2% +67.5% +11.5% +8.0% YoY % Customers, mn Active for December 2025 N/A 205.8 mn 135.5 mn 33.1 mn +26.3% YoY 17.3% +5.6 p.p. YoY $55.2 bn +51.3% YoY 150.2 mn Telecom Customers Active 3-Month Users 20.1% +7.3 p.p. YoY FY25 4Q25 Active 1-Month Users FY25

11 46.743.1 +16.2% 48.7 +19.2% +8.0% 7.7 4 OUR CONSUMER DIGITAL ASSETS HAVE ACHIEVED SIGNIFICANT SCALE YoY % Customers, mn 1. Active 1-Month; 2. Active 3-Month; 3. Active policy holders; 4. Uklon was acquired in 2Q25 hence no YoY comparisons exist. 4.2 +67.5% n/a Total 63.7 87.0 60.7 7.4 A1M 1 A3M 2 12.5 Ukraine Pakistan Bangladesh Kazakhstan Uzbekistan Financial Services Entertainment SuperApps Premium Digital Brands Ride-Hailing & Delivery Healthcare 21.5 11.2 3 4.1 1.8 17.5 2.5 6.4 1.0 1.6 24.1 6.2 8.1 4.6 3.8 1.5 0.33 1.1 1.3 Rides Booked Deliveries Completed 43.6mn 1.3mn Preparing for PSP launch MAU Paying Users 2.5 57K

OUR ENTERPRISE DIGITAL ASSETS ARE SCALING STRONGLY

VEON

VEON DIGITAL ENTERPRISE

- Kyivstar Tech (Ukraine)
- Garaj (Pakistan)
- QazCode (Kazakhstan)
- BuildX (Uzbekistan)
- bCloud (Bangladesh)

Digital Enterprise Services

- Secure local platform for AI, IoT, and big data
- Local language LLMs for locally relevant products
- Private and hybrid cloud tailored to enterprise needs
- ~2,000 IT engineers, software developers & data scientists

VEON ADTECH

AdTech

- Launched Prism platform for telco-data analytics and targeting
- Optimized cross-platform matching via AI audience profiling
- Automated AI production across 98M+ global digital screens

12

WE ARE EMBEDDING AI1440 ACROSS OUR ECOSYSTEM

VEON

AI 1440

Local-Language LLMs Accelerating Adoption

- Kaz-LLM live in Kazakh, Turkish, English, Russian; powering agentic features
- Kyivstar & Jazz progressing development of sovereign local-language LLMs
- Expansion into Uzbek and Bangla to deepen market-specific intelligence

Agentic AI Features Rolling Out Across Platforms

- Aventa AI scaling agentic workflows for HR/Finance/Procurement
- AI-powered features integrated across digital applications
- AI-powered care agents resolving issues faster and automatically

AI for Enterprise & Cloud

- QazCode & Kyivstar Tech building specific AI solutions for government and corporates
- Qazcode records AI-product revenues of KZT 250 million+ in 2025
- Beeline Kazakhstan began building a Tier III Hyper Cloud Data Center in Almaty to power sovereign cloud, AI, and enterprise services.

Delivering Measurable Impact

- Simosa Chat autonomously handles customer journeys for nearly 1 million users each month
- Pakistan's ROX processed 220K queries through ROXGPT in its first month post-launch

13

14 3,850 3,755 3,698 4,004 4,399 10.5% (2.4%) (1.5%) 8.3% 9.9% 2021 2022 2023 2024 2025 YoY % FY25 REVENUES: DIGITAL OPERATOR MODEL DELIVERING AT SCALE Total Revenues USD mn Revenues in FY25 USD mn Revenue, USD +17.5% +25.8% (4.5%) (11.6%) +12.8% N/A +9.9% Revenue, LCY +18.6% +30.2% +6.5% (6.5%) +11.9% N/A +14.2% 4,399 1,624 1,164 816 460 308 27 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Other VEON

15 1,840 1,747 1,612 1,691 2,009 13.2% (5.0%) (7.8%) 4.9% 18.8% 2021 2022 2023 2024 2025 YoY % FY25 EBITDA : STRONGEST GROWTH IN LAST FIVE YEARS EBITDA USD mn EBITDA in FY25 USD mn 2,009 712 650 408 226 115 (102) Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Other VEON 47.8% 46.5% 42.2% 45.7%43.6%Margin EBITDA, USD +22.0% +25.4% (7.8%) +25.4% +15.0% N/A +18.8% EBITDA, LCY +23.2% +29.5% +3.2% +32.5% +14.1% N/A +24.2%

16 Gross debt was broadly stable at USD 4,902 million at the end of 4Q25, compared with USD 4,861 million in 3Q25 50% of external debt is held at OpCo level as of Dec 2025 REDUCTION IN LEVERAGE REFLECTS STRONG CAPITAL STRUCTURE Ample liquidity Debt Sustainable capital structure USD 557 mn at HQ level Net dividends upstreamed from OpCos: USD 40 mn for 4Q25; USD 323 mn for FY25 2 Lease-adjusted leverage at 1.09x (versus 1.13x as of Sep 30, 2025) Strong financing flexibility USD mn 31 Dec 2025 30 Sep 2025 Cash and cash equivalents and deposits1 1,734 1,666 Gross debt, of which 4,902 4,861 Bonds and loans – principal 3,050 3,051 Lease liabilities – principal 1,759 1,749 Long-term accounts payable and other 93 61 Net debt 3,510 3,478 Net debt / EBITDA 1.75x 1.84x Net debt excluding leases 1,751 1,729 Net debt excluding leases / LTM EBITDAaL 3 1.09x 1.13x 1. Cash and cash equivalents and deposits include USD 342 mn as of Dec 31, 2025 (USD 282 mn as of Sep 30, 2025) relating to banking operations in Pakistan. This amount is excluded for calculation of net debt. 2. After withholding taxes. 3. EBITDA after leases

17 Going ahead… August 2024 STRUCTURED, SCALABLE CAPITAL RETURN POLICY 1. Subject to prevailing market conditions, liquidity consideration, prevailing share price relative to our assessment of fair value for the VEON stock, regulatory requirements, and requisite internal approvals USD 100 mn Share Buyback Program Completed › Commenced in December 2024, completed in August 2025 › 2.15m ADSs repurchased at an average repurchase price of USD46.48 per ADS USD 100 mn Share and/or Bond Buyback Program In Progress › Commenced in November 2025 › 614.3K ADSs repurchased for a total consideration of USD 32.5 million; and USD 3mn of 2027 notes repurchased till 10 March 2026 › Total of 2.76 million ADSs (3.7% of total outstanding) repurchased till 10 March 2026 November 2025 Share Buyback Sustained, systematic program › Minimum of USD 100 million in annual share repurchases1 › To be implemented upon completion of current USD 100 million program, with all repurchased shares under such future programs to be cancelled

18 FY 2025 FY 2026 Outlook Total Revenue YoY Growth, USD 9.9% 9% - 12% EBITDA YoY Growth, USD 18.8% 7% - 10% Capex Intensity (ex-Ukraine) 16.6% 14% - 16% 2026 OUTLOOK: SUSTANING ROBUST MOMENTUM 1. Based on blended weighted average inflation of 8.4% as of 4Q25. 2. 2026 USD guidance assumes blended average depreciation of 4% of VEON’s key operating currencies versus USD. Actual results may vary due to FX movements.

19 FY25 & 4Q25 Results Presentation ir@veon.com +971 4 433 1145

20 Digital-first insurance provider in Pakistan Kazakhstan’s leading online classifieds platform Leading digital healthcare marketplace in Ukraine EXPANDING OUR DIGITAL ECOSYSTEM, STRENGTHENING CONNECTIVITY (1) Awaiting Regulatory approval (2). 97% stake in Uklon, controlling stake in TPL Insurance, 100% stake in OLX and Tabletki.ua; (3) Fully paid in UAH in Ukraine; (4) PKR 4.25 billion; (5) payable in PKR starting in 2027 following a grace period RIDE-HAILING & DELIVERY LIFESTYLEFINANCIAL SERVICES HEALTHCARE Mar-25 Oct-25Sep-25 Feb-26 Consideration USD 155.2m 2,3 Consideration USD 75m 1,2 Consideration USD 14.6m 1,2,4 Consideration USD 160m 2,3 • PKR 5.7b in gross written premiums as of late 2025 • Over 277,000 total insurance policies issued • 10m monthly active users ( June 2025) • Marketplace supports 3.6m active listings ( June 2025) Market Leader in Ukraine • 14,000 connected pharmacies, 14m monthly online bookings • US$1.4b GMV for 9M25 • 3.8m MAUs (Dec-25) • 43.6m rides and 1.3m deliveries completed for 2025 OLX Tabletki.ua Mar-26 Jazz wins largest spectrum allocation SPECTRUM Consideration USD 239.4m5 • Jazz acquired 190 MHz of total 480MHz sold • Reinforces Jazz’s network leadership, service innovation

21 Appendix

22 998 1,026 1,086 1,115 1,171 (3.9%) 2.9% 5.8% 2.7% 5.0% 4Q24 1Q25 2Q25 3Q25 4Q25 QoQ % 4Q25 REVENUES: ROBUST REVENUE MOMENTUM Total revenues USD mn Revenues in 4Q25 USD mn Revenue, USD +23.2% +28.2% +11.4% (0.3%) +19.2% N/A +17.4% Revenue, LCY +24.5% +29.8% +16.7% +1.7% +11.8% N/A +19.1% 1,171(2) 438 322 215 115 83 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan HQ and eliminations VEON

VEON

4Q25 EBITDA AND EBITDA MARGIN

EBITDA

USD mn


408
439
520
524
527
(6.7%)
7.6%
18.3%
0.8%
0.6%
4Q24
1Q25
2Q25
3Q25
4Q25
QoQ %

Margin	40.9%	42.8%	47.8%	47.0%	45.0%

EBITDA in 4Q25

USD mn


200
170
99
51
33
(26)
527
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
HQ and others
VEON

	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	HQ and others	VEON
EBITDA, USD	+49.0%	+21.8%	6.0%	+48.3%	+20.2%	N/A	**+29.1%**
EBITDA, LCY	+50.6%	+23.3%	+11.0%	+51.4%	+12.7%	N/A	**+31.3%**

23

24 PAKISTAN: DIGITAL MOMENTUM & CORE TELCO POWERING GROWTH 43.9 50.6 55.5 62.1% 70.7% 75.2% 2023 2024 2025 53 94 131 16.9% 24.5% 28.7% 2023 2024 2025 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (PKR, billion) PKR 200,380m EBITDA +23.2% PKR 58,676m Capex +8.8% PKR 456,678m Total Revenue +18.6% PKR 130,884m Digital Revenue +38.8% 45% 54% 61% 16% 13% 15% 39% 33% 24% 0.0 0.0 0.0 2023 2024 2025 Multiplay 2Play 4G Other

25 UKRAINE: STRONG GROWTH AS DIGITAL REVENUES SCALE RAPIDLY 14.9 14.5 15.4 62.2% 62.8% 68.7% 2023 2024 2025 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (UAH, million) UAH 27,103m EBITDA +29.5% UAH 16,461m Capex +61.0% UAH 48,523m Total Revenue +30.2% UAH 5,169m Digital Revenue 4.9x 24% 34% 44% 43% 41% 39% 33% 25% 17% 0.0 0.0 0.0 2023 2024 2025 Multiplay 2Play 4G Other 396 880 5,1961.2% 2.4% 10.7% 2023 2024 2025

26 KAZAKHSTAN: ADVANCING THE DIGITAL OPERATOR STRATEGY 8.1 8.8 9.0 73.3% 76.0% 75.8% 2023 2024 2025 32 43 56 8.8% 10.8% 13.3% 2023 2024 2025 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (KZT, billion) KZT 213,070m EBITDA +3.2% KZT 104,736m Capex +22.2% KZT 425,684m Total Revenue +6.5% KZT 56,422m Digital Revenue +30.5% 55% 63% 68% 26% 21% 18% 19% 16% 14% 0.0 0.0 0.0 2023 2024 2025 Multiplay 2Play 4G Other

27 BANGLADESH: 4Q25 REVENUE GROWTH REBOUND & MARGIN EXPANSION 20.1 18.0 18.4 49.6% 50.2% 53.3% 2023 2024 2025 42 36 1,2580.3% 0.6% 5.4% 2023 2024 2025 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (BDT, million) BDT 27,502m EBITDA +32.5% BDT 4,638m Capex (41.3%) BDT 55,922m Total Revenue (6.5%) BDT 3,005m Digital Revenue 7.8x 32% 34% 41% 20% 19% 23% 48% 47% 37% 0.0 0.0 0.0 2023 2024 2025 Multiplay 2Play 4G Other

28 UZBEKISTAN: STRONG ALL-ROUND MOMENTUM 121 146 440 3.8% 4.2% 11.4% 2023 2024 2025 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (UZS, billion) UZS 1,450b EBITDA +14.1% UZS 1,008b Capex (33.4%) UZS 3,866b Revenue +11.9% UZS 440b Digital Revenue 2.0x 57% 64% 66% 25% 18% 16% 19% 18% 18% 0.0 0.0 0.0 2023 2024 2025 Multiplay 2Play 4G Other 6.2 6.1 5.9 73.1% 73.6% 77.0% 2023 2024 2025

29 UKLON – RIDE-HAILING & DELIVERY Leading ride-hailing platform in Ukraine Scaling operations and footprint in Uzbekistan 1,417mn UAH 33.7mn USD Total Revenue 386mn UAH 9.2mn USD EBITDA 4Q25 3.8 million MAU1 43.6 million Rides Booked2 +8.6% YoY 1.3 million Deliveries Completed2 +21.7% YoY N/A 1. Refers to users active during Dec 2025; 2. For 4Q25

30 OUR DIGITAL ASSET PORTFOLIO Finance Entertainment HealthPremium Digital Brands EnterpriseSuperApps Learning Ride-Hailing & Delivery Marketplace Ukraine Pakistan Bangladesh Kazakhstan Uzbekistan

31 DEFINITIONS 1/2 4G users are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile telecommunication and digital revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales. Digital revenue is fully included, except for revenue from fixed services. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue. Digital revenues includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), financial services (mobile payments, wallets, insurance, lending), e-commerce, ride-hailing, super apps, and all revenues under secondary brands. It also includes enterprise solutions such as AdTech, Big Data, cloud, and IoT, as well as digital offerings in education and health. Digital EBITDA represents the portion of EBITDA generated from VEON’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. For Group Digital EBITDA, no HQ costs are allocated or included. HQ costs are excluded in full to reflect the standalone performance of the digital businesses. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2024 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation.[f50.1] EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDA-aL is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and cash flow from investing activities, including proceeds from (partial) sale of businesses but excluding license payments, banking cash flows, cash outflows related to business acquisitions, inflow/outflow of deposits and financial assets. Cash flows from financing activities like lease payments, debt issuances or re-payments and proceeds from issuance of shares are excluded.[ Financial services encompass a comprehensive suite of financial solutions delivered through digital platforms. These include cash deposits and withdrawals, retail payments, P2P transfers, utilities and telecom bill payments, debit card, payment gateway, digital lending, insurance, and other financial services. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Identified items are amounts impacting revenues and/or EBITDA, which may be recurring in nature but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed- mobile convergence (“FMC”). Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short- term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when compared to competition. Return on Capital Employed (ROCE) is calculated as Net Operating Profit After Tax (NOPAT), divided by average capital employed, where capital employed represents average equity and average gross debt less for the period cash and cash equivalents.

32 DEFINITIONS 2/2 Return on Equity (ROE) is calculated as group profit/loss divided by average equity for the period. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. EBITDA from telecommunications services and from infrastructure (“Telecom and infrastructure EBITDA” or “Telecom and infra EBITDA”) represents the portion of EBITDA generated from VEON’s telecommunications and infrastructure operations. Telecom/Infra EBITDA is calculated by applying the definition of EBITDA to the results of these telecom and infrastructure activities. All HQ costs are fully included in Group Telecom/Infra EBITDA. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. Total digital 3-month active users (“3MAU”) is a gross total cumulative 3-month active users of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. Total Digital-Only monthly active users represent the total cumulative MAUs across all digital platforms who are not VEON mobile subscribers. This measure includes users active in more than one application. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (Sold during this quarter) and “HQ” represents transactions related to management activities within the group in Dubai.

33 FY25 & 4Q25 Results Presentation ir@veon.com +971 4 433 1145